UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALR Technologies SG Ltd.

(Name of Issuer)

Ordinary

(Title of Class of Securities)

Y1001J108

(CUSIP Number)

Sidney Chan

53 Cairnhill Road #33-01

Cairnhill Plaza,

Singapore, 229664

804.554.3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y1001J108	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sidney Chan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) x (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong and Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,583,999,982
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,583,999,982

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,583,999,982
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) In
(1) Based on 551,966,844 shares of common stock, par value $0.001 per share (“Common Stock”), of ALR Technologies Inc. (“ALR Nevada”) reported outstanding as of August 15, 2022 in ALR Nevada’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the SEC on August 15, 2022 (which, upon effectiveness of the Redomicile Merger (described herein) converted into the right to receive an equal number of Issuer’s ordinary shares (“Ordinary Shares”), together with 5,200,501,500 Ordinary Shares issuable to the Reporting Persons upon exercise of options to purchase Ordinary Shares received by the Reporting Persons in the Redomicile Merger.

CUSIP No. Y1001J108	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christine Kan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) x (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,583,999,982
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,583,999,982

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,583,999,982
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) In
(1) Based on 551,966,844 shares of common stock, par value $0.001 per share (“Common Stock”), of ALR Technologies Inc. (“ALR Nevada”) reported outstanding as of August 15, 2022 in ALR Nevada’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the SEC on August 15, 2022 (which, upon effectiveness of the Redomicile Merger (described herein) converted into the right to receive an equal number of Issuer’s ordinary shares (“Ordinary Shares”), together with 5,200,501,500 Ordinary Shares issuable to the Reporting Persons upon exercise of options to purchase Ordinary Shares received by the Reporting Persons in the Redomicile Merger.

CUSIP No. Y1001J108	13D	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment”) is intended to amend and supersede in its entirety the original Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by Sidney Chan on November 14, 2022 with respect to the ordinary shares of ALR Technologies SG Ltd.

Item 1.  Security and Issuer.

This Schedule 13D relates to the ordinary shares (the “Ordinary Shares”) of ALR Technologies SG Ltd., a Singapore company limited by shares with a class of securities registered under Section 12 of the 1934 Act (the "Issuer" or the “Company”). The principal executive offices of the Issuer are located at 146 Emerald Hill Road, 03-13, Singapore 229430.

Item 2.  Identity and Background.

Sidney Chan hereby files this Schedule 13D on behalf of the Reporting Persons pursuant to the Joint Filing Agreement attached to this Schedule 13D as Exhibit 99.1. Sidney Chan is a Director and the Chief Executive Officer of the Company. Christine Kan is the spouse of Mr. Chan and is a Director and Vice President of the Company. The Reporting Persons share a common residence located at 53 Cairnhill Road #33-01, Cairnhill Plaza, Singapore 229664. Neither of the Reporting Persons has been convicted in a criminal proceeding during the last 5 years. Neither of the Reporting Persons has during the last 5 years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Chan holds dual citizenship in Hong Kong and Canada. Ms. Kan is a citizen of Singapore.

Item 3.  Source or Amount of Funds or Other Consideration.

On November 7, 2022 (the “Effective Date”), the Company completed a merger in accordance with an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among the Company, its wholly-owned subsidiary, ALRT Delaware, Inc., a Delaware corporation (“ALR Delaware”), and ALR Technologies Inc., a Nevada corporation (“ALR Nevada”), pursuant to which ALR Delaware merged with and into ALR Nevada (the “Redomicile Merger”), with ALR Nevada continuing as the surviving entity and a wholly-owned subsidiary of the Company. At the effective time of the Redomicile Merger, each outstanding share of ALR Nevada’s common stock, par value $0.001 per share (the “Common Stock”) was converted into the right to receive one Ordinary Share, and each option or warrant to purchase shares of Common Stock of ALR Nevada was converted into an option or warrant to subscribe for an equivalent number of Ordinary Shares at an equivalent exercise price. In consequence of the Redomicile Merger, on the Effective Date, the Reporting Persons’ (i) shares of Common Stock converted into the right to receive an equal number of Ordinary Shares, and (ii) options to purchase shares of the Common Stock converted into an equal number of options to subscribe for an equivalent number of Ordinary Shares at an equivalent exercise price (“ALR Singapore Options”), and such shares of Common Stock and options to purchase Common Stock were canceled, retired and ceased to exist.

Item 4.  Purpose of Transaction.

The information contained in Item 3 above is hereby incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer.

As a result of the Redomicile Merger, and in consequence of their spousal relationship and sharing the same household the Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”) to beneficially own 5,583,999,982 Ordinary Shares, representing approximately 97.1% of the total outstanding Ordinary Shares, based on (i) 189,845,000 Ordinary Shares issuable to Mr. Chan in the Redomicile Merger, 4,460,501,000 Ordinary Shares issuable to Mr. Chan upon exercise of ALR Singapore Options, 193,653,482 Ordinary Shares issuable to Ms. Kan in the Redomicile Merger and 740,000,500 Ordinary Shares issuable to Ms. Kan upon exercise of ALR Singapore Options, and (ii) 551,966,844 shares of Common Stock reported outstanding as of August 15, 2022 in ALR Nevada’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the SEC on August 15, 2022 (which, upon effectiveness of the Redomicile Merger converted into the right to receive an equal number of Ordinary Shares), together with 5,583,999,982 Ordinary Shares issuable in the aggregate to the Reporting Persons upon exercise of ALR Singapore Options. Except as described in this Schedule 13D, there have been no transactions in Ordinary Shares by the Reporting Persons during the past sixty (60) days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the Merger Agreement set forth on Exhibit 1 attached hereto are incorporated herein by reference. Additionally, in connection with the Redomicile Merger and pursuant to the terms of the Merger Agreement, the Reporting Persons received the following ALR Singapore Options:

1. Option held by Mr. Chan to acquire 3,758,334,200 Ordinary Shares at an exercise price of $0.002 per share until April 12, 2024;
2. Option held by Mr. Chan to acquire 466,666,800 Ordinary Shares at an exercise price of $0.002 per share until April 12, 2024;
3. Option held by Mr. Chan to acquire 120,000,000 Ordinary Shares at an exercise price of $0.015 per share until December 11, 2024;

CUSIP No. Y1001J108	13D	Page 5 of 6 Pages

4. Option held by Mr. Chan to acquire 115,500,000 Ordinary Shares at an exercise price of $0.05 per share until December 31, 2026;
5. Option held by Ms. Kan to acquire 700,000,500 Ordinary Shares at an exercise price of $0.002 per share until April 12, 2024; and
6. Option held by Ms. Kan to acquire 40,000,000 Ordinary Shares at an exercise price of $0.05 per share until December 31, 2026.

Other than the Joint Filing Agreement, the  Merger Agreement and the ALR Singapore Options described above, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Agreement and Plan of Merger and Reorganization by and among ALR Technologies SG Ltd., ALRT Delaware, Inc., and ALR Technologies Inc.

CUSIP No. Y1001J108	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 18th day of November, 2022

/s/ Sidney Chan

Sidney Chan, an individual

/s/ Christine Kan

Christine Kan, an individual